Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

	For the Year-Ended October 2012	For the Year-Ended October 2011(1)	For the Year Ended October 31, 2010
	IFRS		U.S. GAAP
Return on Assets	0.93%	0.83%	0.83%
Return on Equity	19.3%	18.7%	14.9%
Dividend Payout Ratio	46%	49%	58%
Equity to Asset Ratio	5.39%	5.05%	6.61%

(1)	2011 Comparatives have been restated under International Financial Reporting Standards (IFRS).

Results are from Consolidated Financial Statements.

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.